[Letterhead of Longview Fibre Company]

                                         January 25, 2006

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                     Re: Registration Statement on Form S-3
                         File No. 333-126935
                         ----------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Longview Fibre Company (the "Company") hereby applies for withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-126935), including all amendments and exhibits thereto (the "Registration Statement"). No securities were sold in connection with the offering.

         The Company is requesting withdrawal of the Registration Statement because it has decided not to effect a public offering pursuant to the Registration Statement. The Company intends to file a new, automatically-effective registration statement under the securities offering reform rules that became effective on December 1, 2005.

                                   Very truly yours,

                                   LONGVIEW FIBRE COMPANY



                                   By:     /s/ Lisa J. McLaughlin
                                       ----------------------------------------
                                        Name:    Lisa J. McLaughlin
                                        Title:   Senior Vice President-Finance,
                                                   Treasurer and Secretary